September 7, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (678)341-3771

Mr. Cecil A. Brooks
Chairman, President and Chief Executive Officer
Cornerstone Ministries Investments, Inc.
2450 Atlanta Highway, Suite 904
Cumming, Georgia 30040

Re: Cornerstone Ministries Investments, Inc.
Form 10-KSB and 10-KSB/A for the Fiscal Year Ended December 31, 2005
Filed March 28, 2006, July 18, 2006, and August 30, 2006
File No. 001-32165

Dear Mr. Brooks:

    We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant